January 8, 2007

Eugene Malobrodsky
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale CA 94085

  Re: Intelligent Buying, Inc.
    Amendment No. 4 to Registration Statement on Form SB-2
    Filed December 13, 2006
    File No. 333-133327

Dear Mr. Malobrodsky:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We have been subject to a going concern opinion from our auditors

1. Please update the disclosure throughout your filing to the extent practical. For example, we note the reference in this risk factor to an accumulated deficit as of March 31, 2006. As another example, we note the reference in Item 11 to beneficial ownership as of July 31, 2006.

Results of Operations for Comparative 3 and 9 Month Periods Ended September 30, 2006 and September 30, 2005

2. Please refer to prior comment 3. We note that the language we referred to in our prior comment was deleted. Please clarify for us why it was appropriate to delete

the disclosures if material contributions were made by Anchorfree Wireless to the company. Revise your financial statements to reflect all costs of doing business, including costs incurred by Anchorfree on your behalf. Refer to SAB Topic 1-B.

3.   The net loss of $143,610 for the nine months ended September 30, 2006 and the net income of $14,821 for the nine months ended September 30, 2005 are not consistent with page F-13. Please revise.

Going Concern

4.   Please refer to prior comment 2. Please discuss your dependence on your major customers in 2006. For example, quantify the percentage of your revenues from each of your customers that accounted for over 10% of your revenues and identify the customers. If you have written agreements with the major customers in 2005 and 2006, then file the agreements as exhibits and discuss the material terms of the agreements.

Financial Statements for period ended September 30, 2006 (unaudited)

Net loss per reported share, page F-18

5.   We note that your fully diluted loss per share includes the impact of the potential conversion of all the company's preferred stock to common shares. Note that no potential common shares should be included in the computation of any diluted per-share amount when a loss from continuing operations exists. Refer to the guidance in paragraph 16 of SFAS 128. Please revise or advise.

6.   Please reconcile your "net loss per share-basic" and "net loss per share-diluted" for the nine months ended September 30, 2005. Revise as necessary. This comment also applies to your Management Discussion and Analysis, as well.

7.   Please refer to prior comment 10. Revise your discussion to appropriately refer to SFAS 128, as appropriate.

Stock-based compensation, page F-19

8.   We see your disclosure that "during the periods ended March 31, 2006 and 2005, there were no stock options granted or outstanding." Please update your disclosure to reflect activity as of September 30, 2006.

Recently issued accounting pronouncements, page F-19

9.   We note your disclosure that "the company has no outstanding stock options as of March 31, 2006." Please update your disclosure as of September 30, 2006.

Note 2. Notes Payable – Related Party, page F-19

10.   We note the note holders agreed to convert their notes to common stock at a price of $0.15 per share, a discount to the price of $0.75 price being offered to new investors. Please bridge the $0.15 conversion price to this private placement. Cite the literature upon which you relied.

Note 3. Stockholders' Deficiency, page F-20

Preferred stock, page F-20

11.   We note your disclosure regarding the conversion option related to the preferred stock. Please tell us about your accounting for the conversion feature and any other potential derivates related to the preferred stock, in accordance with SFAS 133 and EITF 00-19.

General

12.   The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. In this regard please note that, given your losses from continuing operations, it appears that you must update 46 days after the end of your most recent fiscal year.

13.   Provide a current accountant's consent in any amendment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Julie Sherman at (202) 551-3640 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

                                        Sincerely,

                                        Perry Hindin
                                        Special Counsel

cc (via fax): Robert Diener, Esq.